-----------------------------
                                                         OMB APPROVAL
                         UNITED STATES            -----------------------------
              SECURITIES AND EXCHANGE COMMISSION  OMB Number:   3235-0145
                    WASHINGTON, D.C. 20549        Expires:   October 31, 2002
                                                  Estimated average burden
                                                  hours per response......14.90
                                                  -----------------------------

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                         Louis Dreyfus Natural Gas Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   546011 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)


 Andrew J. Connelly, Esq., General Counsel, Louis Dreyfus Holding Company Inc.
             20 Westport Road, Wilton, CT 06897-0810, (203) 761-8444
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                                September 9, 2001
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 546011 10 7               SCHEDULE 13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     S.A. Louis Dreyfus et Cie.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC/AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    19,150,000 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    19,150,000 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,150,000 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.8%**

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**PERCENTAGE BASED ON 43,758,077 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS OF AUGUST 31, 2001 AS DISCLOSED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 9, 2001, BY AND AMONG THE ISSUER, DOMINION RESOURCES, INC. AND CONSOLIDATED NATURAL GAS COMPANY, AS FILED BY THE ISSUER ON ITS CURRENT REPORT ON FORM 8-K WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2001.

CUSIP No. 546011 10 7               SCHEDULE 13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Louis Dreyfus Holding Company Inc.
     I.R.S. Identification Nos. of above person                13-2884817
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC/AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    19,150,000 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    19,150,000 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,150,000 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.8%**

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**PERCENTAGE BASED ON 43,758,077 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS OF AUGUST 31, 2001 AS DISCLOSED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 9, 2001, BY AND AMONG THE ISSUER, DOMINION RESOURCES, INC. AND CONSOLIDATED NATURAL GAS COMPANY, AS FILED BY THE ISSUER ON ITS CURRENT REPORT ON FORM 8-K WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2001.

CUSIP No. 546011 10 7               SCHEDULE 13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Louis Dreyfus Commercial Activities Inc.
     I.R.S. Identification Nos. of above person                13-3041997
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC/AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    19,150,000 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    19,150,000 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,150,000 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.8%**

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**PERCENTAGE BASED ON 43,758,077 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS OF AUGUST 31, 2001 AS DISCLOSED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 9, 2001, BY AND AMONG THE ISSUER, DOMINION RESOURCES, INC. AND CONSOLIDATED NATURAL GAS COMPANY, AS FILED BY THE ISSUER ON ITS CURRENT REPORT ON FORM 8-K WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2001.

CUSIP No. 546011 10 7               SCHEDULE 13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Louis Dreyfus Natural Gas Holdings Corp.
     I.R.S. Identification Nos. of above person                06-1319711
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC/AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,000,000 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,000,000 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,000,000 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.1%**

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**PERCENTAGE BASED ON 43,758,077 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS OF AUGUST 31, 2001 AS DISCLOSED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 9, 2001, BY AND AMONG THE ISSUER, DOMINION RESOURCES, INC. AND CONSOLIDATED NATURAL GAS COMPANY, AS FILED BY THE ISSUER ON ITS CURRENT REPORT ON FORM 8-K WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2001.

CUSIP No. 546011 10 7               SCHEDULE 13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     L.D. Fashions Holdings Corp.
     I.R.S. Identification Nos. of above person                52-2075748
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC/AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    7,400,000 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,400,000 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,400,000 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%**

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**PERCENTAGE BASED ON 43,758,077 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS OF AUGUST 31, 2001 AS DISCLOSED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 9, 2001, BY AND AMONG THE ISSUER, DOMINION RESOURCES, INC. AND CONSOLIDATED NATURAL GAS COMPANY, AS FILED BY THE ISSUER ON ITS CURRENT REPORT ON FORM 8-K WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2001.

     This Amendment No. 7 to the Schedule 13D of S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France ("SALD"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), Louis Dreyfus Commercial Activities Inc., a Delaware corporation ("LDCA"), Louis Dreyfus Natural Gas Holdings Corp., a Delaware corporation ("NGHC"), and L.D. Fashions Holdings Corp., a Delaware corporation ("LDFHC" and, together with SALD, LDHC, LDCA and NGHC, sometimes referred to herein as the "Louis Dreyfus Group"), dated December 6, 1994, as amended (the "Schedule 13D"), in respect of shares of Common Stock, par value $.01 per share, of Louis Dreyfus Natural Gas Corp. (the "Issuer"), amends the Schedule 13D as set forth below. Annexes A, B, C, D, E and F to the
Schedule 13D are hereby amended and restated in their entirety as set forth in Annexex A, B, C, D, E and F attached hereto. Capitalized terms referred to herein and not otherwise defined shall have the meanings given them in Amendment No. 6 to the Schedule 13D filed by the Louis Dreyfus Group on July
24, 2000.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following:

     On September 9, 2001, the Issuer, Dominion Resources, Inc., a Virginia corporation ("Dominion"), and Consolidated Natural Gas Company, a Delaware corporation and a direct and wholly-owned subsidiary of Dominion ("Sub"), entered into an Agreement and Plan of Merger, dated as of September 9, 2001 (the "Merger Agreement"), upon and subject to the terms and conditions of which the Issuer will be merged (the "Merger") with and into Sub and the separate corporate existence of the Issuer will thereupon cease. Sub will be the surviving corporation. In the Merger, each issued and outstanding share of the Common Stock will be converted into the right to receive (i) $20.00 in cash,
(ii) a number of shares of common stock of Dominion (the "Dominion Common Stock") equal to the Exchange Ratio and (iii) in the event the Merger does not become effective on or prior to the record date for the regular quarterly dividend payable in December 2001 and/or in March 2002, as the case may be, an amount in cash equal to such dividend per share of Dominion Common Stock multiplied by the Exchange Ratio. The "Exchange Ratio" will be 0.3226. The Merger Agreement was filed by the Issuer on its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2001.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
            OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding the following:

     The Bank Pledge has been terminated and is of no further force and effect.

     Pursuant to a Principal Shareholders Agreement, dated as of September 9, 2001, among Dominion, LDCA, NGHC and LDFHC, each of LDCA, NGHC and LDFHC has agreed, among other things, (i) to vote their shares of Common Stock in favor of the Merger, (ii) to vote their shares of Common Stock against any action, proposal, transaction or agreement that to its knowledge would constitute a breach in any material respect of any covenant, representation, warranty or other obligation of the Issuer under the Merger Agreement or of itself under the Principal Shareholders Agreement, (iii) to vote their shares of Common Stock against (A) certain other business combination transactions and (B) any change in the persons who constitute the board of directors of the Issuer that is not approved in advance by at least a majority of the persons who were directors of the Issuer as of the date of the Principal Shareholders Agreement, (C) any change in the capitalization of the Issuer or any amendment of the Issuer's certificate of incorporation or bylaws, (D) any other material change in the Issuer's corporate structure or business or (E) other proposal that would reasonably be expected to prevent or materially impede or delay the consummation of the Merger, (iv) to grant an irrevocable proxy to Dominion or any designee to vote its shares in accordance with the Principal Shareholders Agreement and (v) not to sell, transfer, pledge, encumber, assign or otherwise dispose of its shares of Common Stock other than to affiliates who agree to be bound by the terms of the Principal Shareholders Agreement. The Principal Shareholders Agreement is attached hereto as Exhibit 14 and is incorporated herein by reference.

     In addition, the Principal Shareholders Agreement provides that each of LDCA, NGHC and LDFHC has agreed not to sell, grant any option for the sale of, or otherwise dispose of any shares of the Dominion Common Stock it receives pursuant to the Merger for the ninety day period following the closing of the Merger (the "Lockup Period") and that for one year following the Lockup Period, LDCA, NGHC and LDFHC collectively will not sell or offer to sell, grant any option for the sale of, or otherwise dispose of shares of Dominion Common Stock in excess of 10% of the aggregate number of shares of Dominion Common Stock received by them collectively in the Merger during any calendar month.

     The Principal Shareholders Agreement also provides that each of LDCA, NGHC and LDFHC will not and will use its reasonable best efforts to cause its officers, directors, employees, representatives and agents in their respective capacities as Shareholders of the Issuer not to, directly or indirectly, solicit or facilitate proposals to acquire the Issuer from any person or entity other than Dominion.

     The Principal Shareholders Agreement will terminate upon the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement. The portions of the Principal Shareholders Agreement relating to voting shares of Common Stock and the grant of the proxy in connection therewith will terminate as to (i) any shares held by LDCA in excess of 500,000 shares,
(ii) any shares held by NGHC in excess of 7,300,000 shares and (iii) any shares held by LDFHC in excess of 4,900,000 shares in the event the board of directors of the Issuer in the exercise of its fiduciary duties withdraws, modifies or changes in any manner adverse to Dominion its recommendation of the Merger.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     1. Written Agreement of SALD, LDHC, LDCA, NGHC and LDFHC relating to the filing of this Amendment as required by Rule 13d-l(f).

     14. Principal Shareholders Agreement, dated as of September 9, 2001, among Dominion Resources, Inc., Louis Dreyfus Commercial Activities, Inc., Louis Dreyfus Natural Gas Holdings Corp. and L.D. Fashions Holdings Corp. (incorporated by reference to the information filed by Louis Dreyfus Natural Gas Corp. on its Current Report on Form 8-K, File No. 1-12480, filed on September 12, 2001).

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

Dated:


September 14, 2001                S.A. Louis Dreyfus et Cie.

                                       By:/s/ Ernest F. Steiner
                                          --------------------------
                                          Name: Ernest F. Steiner
                                          Title:  Chief Financial Officer

September 14, 2001                Louis Dreyfus Holding Company Inc.

                                       By:/s/ Jeffrey R. Gilman
                                          --------------------------
                                          Name: Jeffrey R. Gilman
                                          Title:  Senior Vice President

September 14, 2001                Louis Dreyfus Commercial Activities Inc.

                                       By:/s/ Jeffrey R. Gilman
                                          --------------------------
                                          Name:  Jeffrey R. Gilman
                                          Title:  Vice President and Treasurer

September 14, 2001                Louis Dreyfus Natural Gas Holdings Corp.

                                       By:/s/ Robert L. Bryant
                                          --------------------------
                                          Name:  Robert L. Bryant
                                          Title:  President and Chief Executive
                                                  Officer

September 13, 2001                L.D. Fashions Holdings Corp.

                                       By:/s/ Robert L. Bryant
                                          ---------------------------
                                          Name:  Robert L. Bryant
                                          Title:  President and Chief Executive
                                                  Officer

                                                                        ANNEX A

S.A. LOUIS DREYFUS ET CIE. ("SALD")





Name and Business Address
(all business addresses are:
S.A. Louis Dreyfus et Cie.
87 Avenue de la Grande Armee
75782 Paris, France             Present Principal Occupation or
unless otherwise indicated)     Employment                          Citizenship
--------------------------      -------------------------------     -----------

DIRECTORS
---------

Bernard Baldensperger           Directeur General of SALD              France

Claude Boquin                   Retired                                France

Jean Louis-Dreyfus              Vice President/                        France
                                Directeur General of SALD

Gerard Louis-Dreyfus            Chairman/President/                    U.S.A.
Louis Dreyfus Holding           Directeur General of SALD
Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

Pierre Louis-Dreyfus            Vice President/                        France
                                Directeur General of SALD

Georges Gateff                  Directeur General of SALD              France

Marie-Jeanne Meyer              Directeur General Adjoint of           France
                                SALD

Jean-Hubert Pietra              Retired                                France

Jean Pinchon                    Retired                                France

Ernest F. Steiner               Chief Financial Officer of Groupe      U.S.A.
Louis Dreyfus Holding           Louis Dreyfus
Company Inc.
200 Park Avenue, 33d Floor
New York, New York 10166

EXECUTIVE OFFICERS
(who are not directors)
----------------------

None

                                                                        ANNEX B

LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")


Name and Business Address
(all business addresses are:
Louis Dreyfus Holding
 Company Inc.
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897       Present Principal Occupation or
unless otherwise indicated)     Employment                          Citizenship
--------------------------      -------------------------------     -----------

DIRECTORS
---------

Jeffrey R. Gilman               Senior Vice President of Louis         U.S.A.
Louis Dreyfus Corporation       Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-
0810

Peter B. Griffin                President of Louis Dreyfus             U.S.A.
Louis Dreyfus Corporation       Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-
0810

Gerard Louis-Dreyfus*

Ernest F. Steiner*

EXECUTIVE OFFICERS
(who are not directors)
----------------------

Robert L. Aiken                 Vice President of LDHC                 U.S.A.
Louis Dreyfus Corporation
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-
0810

Andrew J. Connelly              Vice President and General             U.S.A.
                                Counsel of LDHC

Daniel R. Finn, Jr.             Executive Vice President of             U.S.A.
Louis Dreyfus Corporation       Louis Dreyfus Corporation and
20 Westport Road                Chairman of the Energy Group
P.O. Box 810
Wilton, Connecticut 06897-
0810

Richard D. Gray                 Vice President and Treasurer           U.S.A.
                                of LDHC

Deborah J. Neff                 Senior Vice President of Louis         U.S.A.
                                Dreyfus Corporation

Simon B. Rich                   Employee of LDHC                       U.S.A.

Hal Wolkin                      Senior Vice President of Louis         U.S.A.
                                Dreyfus Corporation

-----------------------------------------------------

         * Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

                                                                        ANNEX C

LOUIS DREYFUS COMMERCIAL ACTIVITIES INC. ("LDCA")


Name and Business Address
(all business addresses are:
Louis Dreyfus Commercial
Activities Inc.
20 Westport Road
P.O. Box 810
Wilton, Connecticut 06897       Present Principal Occupation or
unless otherwise indicated)     Employment                          Citizenship
--------------------------      -------------------------------     -----------

DIRECTORS
---------

None--Louis Dreyfus
Holding Company Inc. acts as
Management

EXECUTIVE OFFICERS
------------------

Ernest F. Steiner**

Jeffrey R. Gilman*

Peter B. Griffin*

Hal Wolkin*





-----------------------------------------------------

        ** Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

         * Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

                                                                        ANNEX D

LOUIS DREYFUS NATURAL GAS HOLDINGS CORP. ("NGHC")


Name and Business Address
(all business addresses are:
Louis Dreyfus Natural Gas
Holdings Corp.
3411 Silverside Road
Baynard Building, Suite 210E
Wilmington, Delaware 19810      Present Principal Occupation or
unless otherwise indicated)     Employment                          Citizenship
--------------------------      -------------------------------     -----------

DIRECTORS
---------

Robert L. Bryant                Management Consultant,                U.S.A.
19 Falcon Ct.                   Horizon Partners
Wilmington, Delaware  19808

Jeffrey R. Gilman*

Connie S. Linhart               Senior Vice President and Chief       U.S.A.
                                Financial Officer of NGHC

EXECUTIVE OFFICERS
(who are not directors)
----------------------

Gordon W. Stewart               Attorney, Stewart &                   U.S.A.
Stewart & Associates            Associates, a law firm
1201 Market Street
Suite 1700
Wilmington, Delaware 19801



-----------------------------------------------------

         * Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

                                                                        ANNEX E

L.D. FASHIONS HOLDINGS CORP. ("LDFHC")


Name and Business Address
(all business addresses are:
L.D. Fashions Holdings Corp.
3411 Silverside Road
Baynard Building, Suite 210E
Wilmington, Delaware 19810      Present Principal Occupation or
unless otherwise indicated)     Employment                          Citizenship
--------------------------      -------------------------------     -----------

DIRECTORS
---------

Robert L. Bryant*

Jerome F. Dubrowski             Consultant                             U.S.A.

Connie S. Linhart*

Gordon W. Stewart*

EXECUTIVE OFFICERS
(who are not directors)
----------------------

None




-----------------------------------------------------

         * Individual's business address, present principal occupation and citizenship are set forth in Annex D (NGHC).

                                                                        ANNEX F

                            OWNERSHIP OF COMMON STOCK




                                                            Percentage of Issued      Transactions in the
                                                            and Outstanding           Common Stock
Executive Officer              Number of Shares             Shares of Common          During the Past 60
or Director                    Beneficially Owned*          Stock                     Days
--------------------           -------------------          --------------------      -------------------
Daniel R. Finn, Jr.                27,000 shares**            less than 0.1%            None

Jeffrey R. Gilman                   1,000 shares              less than 0.1%            None

Gerard Louis-Dreyfus               30,000 shares***           less than 0.1%            None

Simon B. Rich                     187,045 shares****          0.42%                     None

Ernest F. Steiner                  37,235 shares*****         less than 0.1%            None


--------------------------------------------

         * The individuals named in this table have sole voting power with respect to the shares held for their benefit in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program, and the trustee has sole investment power with respect to such shares. Unless otherwise indicated below and subject to community property laws where applicable, each of such individuals has sole voting and investment power with respect to all other shares indicated as beneficially owned. Shares a person is deemed to beneficially own by having a right to acquire by exercise of any option are considered outstanding solely for purposes of calculating such person's percentage ownership.

         ** Includes 18,000 shares which Mr. Finn has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 4,000 shares held for the benefit of Mr. Finn in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program.

         *** Includes 18,000 shares which Mr. Louis-Dreyfus has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 4,000 shares held for the benefit of Mr. Louis-Dreyfus in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program.

         **** Includes 170,000 shares which Mr. Rich has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 7,145 shares held for the benefit of Mr. Rich in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program; includes 400 shares owned by Mr. Rich as custodian for two of his children; includes 1,000 shares owned by Mr. Rich's wife; does not include
200 shares owned by one of Mr. Rich's children in which Mr. Rich does not have a beneficial interest.

         ***** Includes 14,000 shares which Mr. Steiner has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 6,235 shares held for the benefit of Mr. Steiner in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program; includes 1,000 shares owned by Lodgepole Inc., a corporation wholly-owned by Mr. Steiner and his wife.

                                       15

                                                                  EXHIBIT INDEX

Exhibit
  No.                            Document                                Page
-------  --------------------------------------------------------      --------

   1     Written Agreement of SALD, LDHC, LDCA, NGHC and LDFHC            17
         relating to the filing of this Amendment as required by Rule 13d-l(f).

  14     Principal Shareholders Agreement, dated as of September 9,        *
         2001, among Dominion Resources, Inc., Louis Dreyfus Commercial Activities, Inc., Louis Dreyfus Natural Gas Holdings Corp. and
         L.D. Fashions Holdings Corp.


----------------------------------
* Incorporated by reference to the information filed by Louis Dreyfus Natural Gas Corp. on its Current Report on Form 8-K, File No. 1-12480, filed on September 12, 2001.

                                                                     EXHIBIT 1

     The undersigned agree that the foregoing Amendment No. 7 to Schedule 13D dated September 14, 2001, is being filed with the Securities and Exchange Commission on behalf of each of S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France, Louis Dreyfus Holding Company Inc., a Delaware corporation, Louis Dreyfus Commercial Activities Inc., a Delaware corporation, Louis Dreyfus Natural Gas Holdings Corp., a Delaware corporation, and L.D. Fashions Holdings Corp., a Delaware corporation.

Dated:

September 14, 2001                  S.A. Louis Dreyfus et Cie.

                                       By:/s/ Ernest F. Steiner
                                           --------------------------
                                           Name:  Ernest F. Steiner
                                           Title:  Chief Financial Officer

September 14, 2001                  Louis Dreyfus Holding Company Inc.

                                       By:/s/ Jeffrey R. Gilman
                                           --------------------------
                                           Name:  Jeffrey R. Gilman
                                           Title: Senior Vice President

September 14, 2001                  Louis Dreyfus Commercial Activities Inc.

                                       By:/s/ Jeffrey R. Gilman
                                           --------------------------
                                           Name:  Jeffrey R. Gilman
                                           Title:  Vice President and Treasurer

September 14, 2001                  Louis Dreyfus Natural Gas Holdings Corp.

                                       By:/s/ Robert L. Bryant
                                           --------------------------
                                          Name:  Robert L. Bryant
                                          Title:  President and Chief Executive
                                                  Officer

September 14, 2001                  L.D. Fashions Holdings Corp.

                                       By:/s/ Robert L. Bryant
                                           --------------------------
                                          Name:  Robert L. Bryant
                                          Title:  President and Chief Executive
                                                  Officer

                                       17